FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
under the
Securities Exchange Act of 1934

For the month of January 2012

000-29880
(Commission File Number)

Virginia Mines Inc.
(Translation of registrant's name into English)

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

TABLE OF CONTENT

Signatures

Unaudited Interim Balance Sheet

Unaudited Interim Statements of Loss

Unaudited Interim Statements of Comprehensive Loss

Unaudited Interim Statements of Changes in Shareholders’ Equity

Unaudited Interim Statements of Cash Flows

Unaudited Notes to Interim Financial Statements

Management’s Discussion and Analysis

CEO Certification

CFO Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: January 12, 2012

1 | Page

VIRGINIA MINES INC.

(an exploration company)

Unaudited Interim Balance Sheet

(expressed in Canadian dollars)

	As at	As at
	November 30, 2011	February 28, 2011
Assets

Current assets
Cash	$5,108,381	$11,619,832
Short-term investments	38,164,653	34,210,311
Tax credits for mining exploration and commodity taxes receivable	2,392,147	2,302,903
Other amounts receivable	140,235	32,977
Prepaid expenses	225,280	102,226
	$46,030,696	$48,268,249

Deferred tax assets	895,052	-
Property, plant and equipment	146,676	147,552
Mining properties (note 4)	45,309,651	37,602,248

	$92,382,075	$86,018,049
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 5)	2,424,430	3,235,885

Deferred tax liabilities	1,627,182	-

Deferred royalties (note 6)	3,327,330	2,445,870

Shareholders' Equity

Share capital	121,765,437	115,809,533
Warrants	18,590	40,282
Stock options	6,037,426	5,858,029
Contributed surplus	381,317	381,317
Deficit	(44,490,498)	(43,483,991)
Accumulated other comprehensive income	1,290,861	1,731,124
	85,003,133	80,336,294
	$92,382,075	$86,018,049
Commitments (note 12)

The accompanying notes are an integral part of these condensed interim financial statements.

Approved by the Board of Directors

(signed) André Gaumond	, Director	(signed) André Lemire	, Director

2 | Page

VIRGINIA MINES INC.

(an exploration company)

Unaudited Statements of Loss

(expressed in Canadian dollars)

	Three-Month Periods		Nine-Month Periods
	Ended November 30,		Ended November 30,

	2011	2010	2011	2010
Expenses
Salaries	$207,478	$197,638	$616,236	$590,390
Professional and maintenance fees	63,630	69,642	238,007	210,863
Rent, office expenses and other	468,653	151,534	864,510	445,079
Stock-based compensation	-	-	712,550	1,614,473
Depreciation of property, plant and equipment	14,174	10,498	38,790	30,064
General exploration costs	259,187	200,647	660,208	421,623
Grants, credit on duties refundable for loss and
refundable tax credit for resources	-	(17,002)	(47,260)	(32,197)
Cost of mining properties abandoned or written off	197,314	169,531	686,565	306,871
	$1,210,436	$782,488	$3,769,606	$3,587,166

Other income
Dividends	66,911	48,657	193,754	128,610
Interest	146,594	169,865	551,969	493,820
Fees invoiced to partners	99,893	39,010	334,612	155,649
Option payment received in excess of cost of
mining property	10,000	9,778	10,000	9,778
Gain (loss) on sale of available-for-sale investments	-	(165)	116,649	(25,995)
Gain (loss) on investments held for trading	-	7,250	-	(81,630)
Gain (loss) on investments designated as held for trading	(1,658)	42,445	(61,981)	195,768
	$321,740	$316,840	$1,145,003	$876,000

Loss before income taxes	(888,696)	(465,648)	(2,624,603)	(2,711,166)
Deferred tax recovery	531,575	207,373	1,618,096	1,965,745
Net loss	$(357,121)	$(258,275)	$(1,006,507)	$(745,421)

Per share (note 10)

Basic net loss	(0.011)	(0.009)	(0.032)	(0.025)

Diluted net loss	(0.011)	(0.009)	(0.032)	(0.025)

The accompanying notes are an integral part of these condensed interim financial statements.

3 | Page

VIRGINIA MINES INC.

(an exploration company)

Unaudited Statements of Comprehensive Loss

(expressed in Canadian dollars)

	Three-Month Periods		Nine-Mont Periods
	Ended November 30,		Ended November 30,
	2011	2010	2011	2010

Net loss	$(357,121)	$(258,275)	$(1,006,507)	$(745,421)

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale investments,
net of related income taxes of $7,611 and $52,728
($34,167 and $54,895 in 2010)	48,976	219,862	(339,303)	353,245
Reclassification of losses (gains) on available-for-sale
investments realized upon sale, net of related income
taxes of nil and $15,689 ($22 and $3,496 in 2010)	-	143	(100,960)	22,499

	48,976	220,005	(440,263)	375,744

Comprehensive loss	$(308,145)	$(38,270)	$(1,446,770)	$(369,677)

The accompanying notes are an integral part of these condensed interim financial statements.

4 | Page

VIRGINIA MINES INC.

(an exploration company)

Unaudited Statements of Changes in Shareholders’ Equity

(expressed in Canadian dollars)

	Share capital	Warrants	Stock options	Contributed surplus	Deficit	Accumulated other comprehensive income	Total
	$	$	$	$	$	$	$
Balance as at March 1, 2011	115,809,533	40,282	5,858,029	381,317	(43,483,991)	1,731,124	80,336,294

Stock-based compensation	-	-	712,550	-	-	-	712,550

Stock options exercised	1,389,655	-	(533,153)	-	-	-	856,502

Warrants granted	-	14,359	-	-	-	-	14,359

Warrants exercised	211,309	(36,051)	-	-	-	-	175,258

Acquisition of mining properties	1,201,670	-	-	-	-	-	1,201,670

Issuance of shares for cash consideration	3,610,717	-	-	-	-	-	3,610,717

Share issue expenses	(457,447)	-	-	-	-	-	(457,447)

Net loss for the period	-	-	-	-	(1,006,507)	-	(1,006,507)

Unrealized loss on available-for-sale
investments, net of related income taxes	-	-	-	-	-	(339,303)	(339,303)

Reclassification of gains on available-for-sale investments realized upon sale, net of
related income taxes	-	-	-	-	-	(100,960)	(100,960)
Balance as at November 30, 2011	121,765,437	18,590	6,037,426	381,317	(44,490,498)	1,290,861	85,003,133

	Share capital	Warrants	Stock options	Contributed surplus	Deficit	Accumulated other comprehensive income	Total
	$	$	$	$	$	$	$
Balance as at March 1, 2010	109,112,925	36,051	4,286,205	376,949	(41,752,332)	862,973	72,922,771

Stock-based compensation	-	-	1,614,473	-	-	-	1,614,473

Stock options exercised	1,500,362	-	(611,968)	-	-	-	888,394

Stock options cancelled	-	-	(4,368)	4,368	-	-	-

Acquisition of mining properties	402,600	-	-	-	-	-	402,600

Issuance of shares for cash consideration	3,322,000	-	-	-	-	-	3,322,000

Share issue expenses	(397,661)	-	-	-	-	-	(397,661)

Net loss for the period	-	-	-	-	(745,421)	-	(745,421)

Unrealized loss on available-for-sale
investments, net of related income taxes	-	-	-	-	-	353,245	353,245

Reclassification of losses on available-for-sale investments realized upon sale, net of
related income taxes	-	-	-	-	-	22,499	22,499
Balance as at November 30, 2010	113,940,226	36,051	5,284,342	381,317	(42,497,753)	1,238,717	78,382,900

The accompanying notes are an integral part of these condensed interim financial statements.

5 | Page

VIRGINIA MINES INC.

(an exploration company)

Unaudited Statements of Cash Flows

(expressed in Canadian dollars)

	Three-Month Periods		Nine-Month Periods
	Ended November 30,		Ended November 30,
	2011	2010	2011	2010
Cash flows from (used in) operating activities
Net loss for the period	$(357,121)	$(258,275)	$(1,006,507)	$(745,421)

Adjustments
Deferred tax recovery	(531,575)	(207,373)	(1,618,096)	(1,965,745)
Loss (gain) on investments designated as held for trading	1,658	(42,445)	61,981	(195,768)
Loss (gain) on investments held for trading	-	(7,250)	-	81,630
Loss (gain) on sale of available-for-sale investments	-	165	(116,649)	25,995
Option payment received in excess of cost of
mining property	(10,000)	(9,778)	(10,000)	(9,778)
Cost of mining properties abandoned or written off	197,314	169,531	686,565	306,871
Depreciation of property, plant and equipment	14,174	10,498	38,790	30,064
Stock-based compensation	-	-	712,550	1,614,473
	(685,550)	(344,927)	(1,251,366)	(857,679)
Variation in deferred royalties	303,900	308,480	881,460	928,310

Net change in non-cash working capital items
Tax credits for mining exploration and commodity
taxes receivable	238,380	183,984	269,242	59,362
Other amounts receivable	110,483	(104,139)	(72,210)	141,186
Prepaid expenses	135,611	111,465	(123,054)	24,019
Accounts payable and accrued liabilities	109,211	(391,972)	402,795	(140,203)
	593,685	(200,662)	476,773	84,364
	212,035	(237,109)	106,867	154,995
Cash flows from financing activities
Issuance of common shares, net of share issue expenses	3,191,809	3,100,668	6,569,965	6,009,009

Cash flows used in investing activities
Acquisition of short-term investments	(13,430,955)	(5,655,442)	(26,560,385)	(23,233,357)
Disposition of short-term investments	5,729,439	1,500,657	22,116,983	14,613,885
Disposition of long-term investments	-	28,764	-	123,938
Acquisition of mining properties and capitalized
exploration costs	(2,406,438)	(2,317,769)	(9,425,874)	(7,818,253)
Change in credit on duties refundable for loss and
refundable tax credit related to exploration costs	-	730,871	653,907	715,676
Acquisition of property, plant and equipment	(13,935)	(38,866)	(37,914)	(71,742)
Option payments received	10,000	10,000	65,000	10,000
	(10,111,889)	(5,741,785)	(13,188,283)	(15,659,853)

Net change in cash	(6,708,045)	(2,878,226)	(6,511,451)	(9,495,849)
Cash - Beginning of period	11,816,426	9,747,716	11,619,832	16,365,339
Cash - End of period	$5,108,381	$6,869,490	$5,108,381	$6,869,490

Interest received	187,444	116,184	561,456	465,981
Dividends received	66,911	48,657	193,754	128,610

The accompanying notes are an integral part of these condensed interim financial statements.

6 | Page

VIRGINIA MINES INC.

(an exploration company)

Unaudited Statements of Cash Flows

(expressed in Canadian dollars)

	Three-Month Periods		Nine-Month Periods
	Ended November 30,		Ended November 30,
	2011	2010	2011	2010

Items not affecting cash related to financing and investing activities
Credit on duties refundable for loss and refundable tax
credit for resources related to exploration costs applied
against mining properties	$2,310,216	$3,192,442	$2,310,216	$3,192,442
Acquisition of mining properties and exploration costs
included in accounts payable and accrued liabilities	275,202	110,656	275,202	110,656
Non-refundable tax credit applied against mining
properties	-	-	122,345	-
Stock options exercised and included in share capital	243,978	191,887	533,153	611,968
Warrants exercised and included in share capital	-	-	36,051	-
Acquisition of mining properties in consideration of
the issuance of shares	-	-	1,201,670	402,600
Premiums related to the issuance of flow-through
shares included in accounts payable and accrued
liabilities	887,905	1,050,816	887,905	1,050,816
Share issue expenses included in accounts payable and
accrued liabilities	-	18,276	-	18,276

The accompanying notes are an integral part of these condensed interim financial statements.

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VIRGINIA MINES INC.

(an exploration company)

Unaudited Notes to Condensed Interim Financial Statements

(expressed in Canadian dollars)

General information

Virginia Mines Inc. (the "Company") incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to continue the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The address of its registered office is 116 St-Pierre, Suite 200, Quebec City, Quebec, Canada.

Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”)

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants ("CICA Handbook"). In 2010, the CICA Handbook was revised to incorporate IFRS, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company had commenced reporting on this basis in its 2012 condensed interim financial statements.

These condensed interim financial statements have been prepared in accordance with IFRS applicable to the preparation of condensed interim financial statements, including IAS 34, Interim Financial Reporting and IFRS 1, First-time Adoption of IFRS. The accounting policies in these condensed interim financial statements are the same as those applied in the Company's condensed interim financial statements for the period ended May 31, 2011. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had been in effect. Note 3 discloses the impact of the transition to IFRS on the Company's reported financial position, financial performance and cash flows.

The policies applied in these condensed interim financial statements are based on IFRS issued and outstanding as of January 12, 2012, the date the Board of Directors approved the statements. Any subsequent changes to IFRS, that are given effect in the Company's annual financial statements for the year ending February 29, 2012 could result in restatement of these condensed interim financial statements, including the transition adjustments recognized on change-over to IFRS.

In these condensed interim financial statements, the term "Canadian GAAP" refers to Canadian GAAP before the adoption of IFRS. These condensed interim financial statements should be read in conjunction with the Company's Canadian GAAP annual financial statements for the year ended February 28, 2011, as well as with the Company’s condensed interim financial statements for the quarters ended May 31, 2011 and 2010 prepared in accordance with IFRS applicable to the preparation of interim financial statements.

Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These condensed interim financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant estimates include the valuation of credit on duties refundable for loss and the refundable tax credit for resources, deferred tax assets and liabilities, the recoverability of short-term investments and mining properties, the valuation of short-term investments, other liabilities, and the fair value of stock options granted. Actual results could differ from those estimates.

8 | Page

VIRGINIA MINES INC.

(an exploration company)

Unaudited Notes to Condensed Interim Financial Statements

(expressed in Canadian dollars)

New accounting standards not yet adopted

In June 2011, the International Accounting Standard Board ("IASB") amended IAS 1, Financial Statement Presentation. The amendment to IAS 1 requires entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be recycled to the statement of earnings in the future. Items that will not be recycled such as remeasurements resulting from amendments to IAS 19 will be presented separately from items that may be recycled in the future, such as deferred gains and losses on cash flows hedges. The amendment is effective for annual periods beginning on or after July 1, 2012. Early adoption is permitted and full retrospective application is required. Management does not expect the standard to have a significant impact on the Company's financial statements.

IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income (loss). Where such equity instruments are measured at fair value through other comprehensive income (loss), dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income (loss).

In May 2011, the IASB issued a group of new standards that address the scope of the reporting entity: IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities and IFRS 13, Fair Value Measurement.

IFRS 10 replaces all of the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements andSIC-12, Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control so that the same criteria are applied to all entities to determine control focusing on the need to have both power and variable returns before control is present. Power is the current ability to direct the activities that significantly influence returns. Returns must vary and can be positive, negative or both. The renamed IAS 27 continues to be a standard dealing solely with separate financial statements and its guidance is unchanged.

IFRS 11 has changed the definitions of joint arrangements reducing the types of joint arrangements to two: joint operations and joint ventures. The existing policy choice of proportionate consolidation for jointly controlled entities has been eliminated. Equity accounting is mandatory for participants in joint ventures. Entities that participate in joint operations will follow accounting much like that for joint assets or joint operations today.

IFRS 12 sets out the required disclosures for entities reporting under IFRS 10 and IFRS 11. IFRS 12 requires entities to disclose information that helps financial statement readers to evaluate the nature, risks and financial effects associated with the entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities.

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

These standards are required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of these standards or determined whether it will adopt the standards early.

9 | Page

VIRGINIA MINES INC.

(an exploration company)

Unaudited Notes to Condensed Interim Financial Statements

(expressed in Canadian dollars)

Transition to IFRS

As stated in note 2, the condensed interim financial statements of the Company have been prepared in accordance with IFRS.

The tables and notes below explain the impact that the transition from Canadian GAAP to IFRS has had on the Company’s financial situation, financial performance and cash flows.

(a) Reconciliation of equity as previously reported under Canadian GAAP to IFRS

	Note 3d)		As at November 30, 2010

			Cdn GAAP	Adj	IFRS
Assets

Current assets
Cash		(ii)	$6,869,490	$-	$6,869,490
Short-term investments			34,335,528	-	34,335,528
Tax credits for mining exploration and commodity
taxes receivable			3,300,010	-	3,300,010
Other amounts receivable			155,818	-	155,818
Prepaid expenses			35,760	-	35,760
Derivative financial instrument			964,580	-	964,580

			$45,661,186	$-	$45,661,186

Long-term investments			1,420,087	-	1,420,087
Property, plant and equipment			152,834	-	152,834
Mining properties			35,013,764	-	35,013,764

			$82,247,871	$-	$82,247,871

Liabilities

Current liabilities
Accounts payable and accrued liabilities		(i)	668,965	1,050,816	1,719,781

Deferred royalties			2,145,190	-	2,145,190

Shareholders' Equity

Share capital		(i)	116,670,014	(2,729,788)	113,940,226
Warrants			36,051	-	36,051
Stock options			5,284,342	-	5,284,342
Contributed surplus			381,317	-	381,317
Deficit		(i)	(44,176,725)	1,678,972	(42,497,753)
Accumulated other comprehensive income			1,238,717	-	1,238,717

			79,433,716	(1,050,816)	78,382,900

			$82,247,871	$-	$82,247,871

10 | Page

VIRGINIA MINES INC.

(an exploration company)

Unaudited Notes to Condensed Interim Financial Statements

(expressed in Canadian dollars)

(b)

Reconciliation of comprehensive loss as previously reported under Canadian GAAP to IFRS

		Three-Month Period			Nine-Month Period
		Ended November 30, 2010			Ended November 30, 2010
Note 3d)		Cdn GAAP	Adj	IFRS	Cdn GAAP	Adj	IFRS
		$	$	$	$	$	$

Expenses		782,488	-	782,488	3,587,166	-	3,587,166

Other income		316,840	-	316,840	876,000	-	876,000

Loss before income taxes		(465,648)	-	(465,648)	(2,711,166)	-	(2,711,166)
Deferred tax recovery	(i)	34,189	173,184	207,373	58,391	1,907,354	1,965,745

Net loss		(431,459)	173,184	(258,275)	(2,652,775)	1,907,354	(745,421)

Other comprehensive income,
net of related income taxes		220,005	-	220,005	375,744	-	375,744

Comprehensive loss		(211,454)	173,184	(38,270)	(2,277,031)	1,907,354	(369,677)

(c)

Adjustments to the statement of cash flows

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company.

(d)

Explanatory notes

(i) Flow-through shares

On transition to IFRS, the Company has adopted an accounting policy whereby flow-through proceeds should be allocated between the offering of the common shares and the premium associated with the sale of tax benefits when the common shares are offered. The allocation is made based on the difference between the quoted price of the common shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors and reversed in the statement of earnings as the Company spends flow-through proceeds.

Previously, the Company's Canadian GAAP policy was to adopt the recommendations of EIC 146 with respect to the accounting for flow-through shares. This resulted in the Company reducing the net proceeds of the flow-through share issuance by the future tax liability of the Company arising from the renunciation of the exploration and development expenditures in favour of the flow-through share subscribers.

(ii) Financial instruments

Cash is classified as loans and receivables, while under Canadian GAAP it was classified as held-for-trading financial instruments. The reclassification has no impact on the financial statements.

11 | Page

VIRGINIA MINES INC.

(an exploration company)

Unaudited Notes to Condensed Interim Financial Statements

(expressed in Canadian dollars)

Mining properties

Reconciliation of mining properties

			Acquisition Cost
	Exploration Costs		Mining Properties	Claims	Total

Balance as at February 28, 2011	$26,849,594		$7,720,921	$3,031,733	$37,602,248

Costs incurred	8,021,839	(a)	1,201,670	360,197	9,583,706
Mining properties under option	(31,712)		(22,031)	(1,257)	(55,000)
Mining properties abandoned, written off or sold	(615,301)		(2,735)	(68,529)	(686,565)
Credit on duties refundable for loss, refundable tax
credit for resources and non-refundable tax credit	(1,134,738)		-	-	(1,134,738)

Balance as at November 30, 2011	$33,089,682		$8,897,825	$3,322,144	$45,309,651

(a) On April 18, 2011, the Company acquired from Ressources D'Arianne Inc. ("D'Arianne") a 100% participating interest in the Komo and Wabamisk-D'Arianne properties in consideration of the issuance of 40,000 shares of the Company. These properties will be merged in the Company's Assini property.

On April 18, 2011, the Company acquired from D'Arianne and SOQUEM Inc. ("SOQUEM") a 100% participating interest in the Lac H property (owned equally by D'Arianne and SOQUEM) in consideration of the issuance of 50,000 shares of the Company (25,000 shares to D'Arianne and 25,000 shares to SOQUEM). This property will be merged in the Company's Wabamisk property.

On April 18, 2011, D'Arianne granted the Company the option to acquire a 50% interest in the Opinaca property for a consideration consisting of the issuance of 26,330 shares of the Company and exploration work totalling $878,000 to be carried out no later than April 18, 2016. Of the 165 claims that make up the property, three are subject to a 2% NSR in favour of Les Explorations Carat Inc. ("Carat"). The Company bought back the royalty of Carat in consideration of the issuance of 15,000 shares of its share capital.

These shares were evaluated at $9.15, which was the April 18, 2011 closing price.

12 | Page

VIRGINIA MINES INC.

(an exploration company)

Unaudited Notes to Condensed Interim Financial Statements

(expressed in Canadian dollars)

Other new agreements

On March 7, 2011, the Company entered into agreement with Anglo American Exploration (Canada) Ltd. ("AAEC"), whereby the Company has transferred to AAEC a 50% undivided interest in the mining claims of the Baie Payne property. AAEC must fund an aggregate of $4,000,000 in expenditures over a six-year period to maintain its 50% undivided interest in the Baie Payne property.

On June 8, 2011, the Company entered into agreement with Quadra FNX Mining Ltd. ("Quadra FNX") on the Lac Gayot property. As per the agreement, Quadra FNX has the option to acquire a 50% participating interest in the Lac Gayot property, in consideration of payments totalling $100,000 and $10,000,000 in exploration work to be carried out during the next nine years.

On June 22, 2011, the Company entered into agreement with IAMGOLD Corporation ("IAMGOLD") on the Lac Pau property. As per the agreement, IAMGOLD has the option to acquire a 50% participating interest in the Lac Pau property, in consideration of payments totalling $130,000 and $6,000,000 in exploration work to be carried out during the next seven years.

On November 23, 2011, the Company entered into agreement with AAEC, whereby the Company has transferred to AAEC a 50% undivided interest in the mining claims of the Ashuanipi property. AAEC must fund an aggregate of $5,000,000 in expenditures over a five-year period to maintain its 50% undivided interest in the Ashuanipi property.

13 | Page

VIRGINIA MINES INC.

(an exploration company)

Unaudited Notes to Condensed Interim Financial Statements

(expressed in Canadian dollars)

Detail of mining properties

					Mining properties abandoned, written off, under option or sold and related tax credits

						Balance as at
		Undivided	Balance as at	Costs		November 30,
	# Claims	interest	March 1, 2011	incurred		2011
		%	$	$	$	$
Anatacau	207
Acquisition costs		0	70,885	2,952	-	73,837
Exploration costs			914,432	141,824	(36,580)	1,019,676
			985,317	144,776	(36,580)	1,093,513

Ashuanipi	469
Acquisition costs		50	88,949	-	-	88,949
Exploration costs			1,484,925	102,094	(23,341)	1,563.678
			1,573,874	102,094	(23,341)	1,652,627

Baie Payne	471
Acquisition costs		50	601,549	-	-	601,549
Exploration costs			147,923	-	-	147,923
			749,472	-	-	749,472

Corvet Est	568
Acquisition costs		50	71,922	13,031	-	84,953
Exploration costs			1,408,899	126,275	(4,785)	1,530,389
			1,480,821	139,306	(4,785)	1,615,342

Coulon	661
Acquisition costs		100	4,874,495	54,098	-	4,928,593
Exploration costs			7,674,926	1,203,611	(171,311)	8,707,226
			12,549,421	1,257,709	(171,311)	13,635,819

Éléonore Régional	880
Acquisition costs		100	345,468	17,563	(11,302)	351,729
Exploration costs			1,146,946	781,206	(202,990)	1,725,162
			1,492,414	798,769	(214,292)	2,076,891

Escale	129
Acquisition costs		100	403,961	13,191	-	417,152
Exploration costs			348,850	328,580	(40,414)	637,016
			752,811	341,771	(40,414)	1,054,168

	(forward)		19,584,130	2,784,425	(490,723)	21,877,832

14 | Page

VIRGINIA MINES INC.

(an exploration company)

Unaudited Notes to Condensed Interim Financial Statements

(expressed in Canadian dollars)

					Mining properties abandoned, written off, under option or sold and related tax credits

						Balance as at
		Undivided	Balance as at	Costs		November 30,
	# Claims	Interest	March 1, 2011	incurred		2011
		%	$	$	$	$

(brought forward)			19,584,130	2,784,425	(490,723)	21,877,832

Lac Gayot	449
Acquisition costs		100	1,942,030	-	(22,151)	1,919,879
Exploration costs			688,007	-	(7,849)	680,158
			2,630,037	-	(30,000)	2,600,037

Lac Pau	715
Acquisition costs		100	134,757	29,802	(1,137)	163,422
Exploration costs			2,885,410	505,990	(34,724)	3,356,676
			3,020,167	535,792	(35,861)	3,520,098

Nichicun	410
Acquisition costs		100	73,240	28,051	-	101,291
Exploration costs			310,635	1,080,319	(192,235)	1,198,719
			383,875	1,108,370	(192,235)	1,300,000

Poste Lemoyne Ext.	605
Acquisition costs		100	1,172,988	36,777	-	1,209,765
Exploration costs			5,221,254	909,948	(86,779)	6,044,423
			6,394,242	946,725	(86,779)	7,254,188

Wabamisk	935
Acquisition costs		100	318,976	477,684	(30,316)	766,344
Exploration costs			2,369,479	976,100	(357,651)	2,987,928
			2,688,455	1,453,784	(387,967)	3,754,272
Others
Acquisition costs			653,434	888,718	(29,646)	1,512,506
Exploration costs			2,247,908	1,865,892	(623,092)	3,490,708
			2,901,342	2,754,610	(652,738)	5,003,214

Total
Acquisition costs			10,752,654	1,561,867	(94,552)	12,219,969
Exploration costs			26,849,594	8,021,839	(1,781,751)	33,089,682
			37,602,248	9,583,706	(1,876,303)	45,309,651

All mining properties are located in the province of Quebec.

15 | Page

VIRGINIA MINES INC.

(an exploration company)

Unaudited Notes to Condensed Interim Financial Statements

(expressed in Canadian dollars)

Accounts payable and accrued liabilities

	As at	As at
	November 30,	February 28,
	2011	2011

Companies held by Directors	$12,762	$11,344
Advances from partners	1,011,879	290,561
Trade	511,884	1,894,374
Premium related to flow-through shares	887,905	1,039,606

	$2,424,430	$3,235,885

Deferred royalties

Advance payments on the royalty held by the Company on the Éléonore deposit, started on April 1, 2009. These payments are made by Les Mines Opinaca, a subsidiary held 100% by Goldcorp Inc. ("Goldcorp"), paid on the basis of US$100,000 per month up to 50 months, unless the mine production was preceded. In such case, the royalties will be paid according to deposit production.

To secure these advance payments, Goldcorp granted the Company a US$5 million immovable hypothec on the Éléonore property.

The Company will recognize into income these advance payments, which are currently classified as deferred royalties, once the Éléonore mine goes into commercial production, on the basis that the production royalties will be paid out of advance payments received by the Company. The production period represents the performance period over which the earnings process will be completed.

If the Éléonore mine is not brought to production, the Company will recognize the non-refundable advance payments into income.

Share capital

The share capital issued has varied as follows:

	Nine-Month Period Ended November 30, 2011		Year Ended February 28, 2011
	Number	$	Number	$

Balance - beginning of period	30,779,692	115,809,533	29,799,392	109,112,925

Warrants exercised	26,635	211,309	-	-
Stock options exercised	164,500	1,389,655	215,300	1,605,631
Acquisition of mining properties (note 4)	131,330	1,201,670	125,000	922,700
Issuance of flow-through shares for a cash consideration (a)	414,286	3,610,717	640,000	6,219,500
Share issue expenses	-	(457,447)	-	(2,051,223)

Balance - end of period	31,516,443	121,765,437	30,779,692	115,809,533

16 | Page

VIRGINIA MINES INC.

(an exploration company)

Unaudited Notes to Condensed Interim Financial Statements

(expressed in Canadian dollars)

a) Detail of the issuance of flow-through shares:

On June 28, 2011, the Company completed a private placement of 214,286 flow-through common shares at a price of $14.00 per share for gross proceeds of $3 million. A premium of $1,189,287 was accounted in the Company's share capital. Issue expenses of $208,160 related to this placement were incurred, including the issuance of 12 857 warrants entitling the holder to subscribe for one common share of the Company at a price of $10.00 until June 28, 2012. A fair value of $8,488 has been assigned to the warrants.

On September 27, 2011, the Company completed a private placement of 200,000 flow-through common shares at a price of $15.00 per share for gross proceeds of $3 million. A premium of $1,200,000 was accounted in the Company's share capital. Issue expenses of $204,644 related to this placement were incurred, including the issuance of 12,000 warrants entitling the holder to subscribe for one common share of the Company at a price of $10.50 until September 27, 2012. A fair value of $5,871 has been assigned to the warrants.

Warrants

Fair value of warrants is measured on the date of grant. The fair value of warrants granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the warrants were granted. On the date of grant, the fair value of warrants is recognized as a share issue expense presented in reduction of share capital.

The following table presents the warrant activity since March 1, 2010 and summarizes information about outstanding and exercisable warrants as at November 30, 2011:

	Nine-Month Period		Year Ended
	Ended November 30, 2011		February 28, 2011
	Number	Weighted average exercise price	Number	Weighted average exercise price

Outstanding and exercisable - beginning of period	38,635	$7.33	26,635	$6.58
Granted	24,857	10.24	12,000	9.00
Exercised	(26,635)	6.58	-	-

Outstanding and exercisable - end of period	36,857	$9.84	38,635	$7.33

The weighted average remaining contractual life for the 36,857 warrants is 6.6 months.

The fair value of warrants granted has been estimated using the Black & Scholes model with the following assumptions:

	Nine-Month Period Ended November 30, 2011	Year ended February 28, 2011

Risk-free interest rate	1.22%	1.67%
Expected volatility	32.4%	31.5%
Dividend yield	Nil	Nil
Weighted average expected life	12 months	12 months
Weighted average fair value of warrants granted	$0.578	$0.353

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VIRGINIA MINES INC.

(an exploration company)

Unaudited Notes to Condensed Interim Financial Statements

(expressed in Canadian dollars)

Stock options

The Company has established a stock option plan under which certain key employees, officers, directors and suppliers may be granted stock options of the Company. The number of stock options cannot exceed, at any time, 10% of the number of outstanding shares. Options vest immediately and are exercisable over a maximum period of ten years following the grant date.

The following table presents the stock options activity since March 1, 2010 and summarizes information about stock options outstanding and exercisable as at November 30, 2011:

	Nine-Month Period		Year Ended
	Ended November 30, 2011		February 28, 2011
	Number	Weighted average exercise price	Number	Weighted average exercise price

Outstanding and exercisable - beginning of period	1,874,000	$5.29	1,487,800	$4.84
Granted	159,250	9.18	603,000	6.09
Exercised	(164,500)	5.21	(215,000)	4.44
Cancelled	-	-	(1,500)	5.41

Outstanding and exercisable - end of period	1,868,750	$5.63	1,874,000	$5.29

The following table summarizes information about stock options outstanding and exercisable as at November 30, 2011:

Options outstanding and exercisable
Range of exercise prices	Number	Weighted Average Remaining contractual life	Weighted Average exercise price
		(years)	$

$3.21 to $4.44	848,000	5.01	4.06
$5.22 to $7.68	861,500	7.31	6.51
$9,18	159,250	9.62	9.18

The fair value of stock options granted has been estimated using the Black & Scholes model with the following assumptions:

	Nine-Month Period Ended November 30, 2011	Year ended February 28, 2011

Risk-free interest rate	2.29%	2.18%
Expected volatility	49%	50%
Dividend yield	Nil	Nil
Weighted average expected life	72 months	55 months
Weighted average fair value of options granted	$4.47	$3.69

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VIRGINIA MINES INC.

(an exploration company)

Unaudited Notes to Condensed Interim Financial Statements

(expressed in Canadian dollars)

Earnings per share

For the three-month and nine-month periods ended November 30, 2011 and 2010, there was no difference between the basic and diluted net loss per share since the dilutive effect of stock options and warrants was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted net loss per share for those periods was calculated using the basic weighted average number of shares outstanding.

	Three-Month Periods Ended November 30,		Nine-Month Periods Ended November 30,

	2011	2010	2011	2010

Basic weighted average number of shares outstanding	31,414,618	30,309,383	31,145,146	30,108,181
Warrants	-	3,387	-	2,439
Stock options	675,805	577,179	725,189	522,919

Diluted weighted average number of shares outstanding	32,090,423	30,889,949	31,870,335	30,633,539

Items excluded from the calculation of diluted
earnings per share because the exercise price was greater
than the average quoted value of the common shares
Warrants	36,857	-	36,857	-
Stock options	159,250	-	159,250	-

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VIRGINIA MINES INC.

(an exploration company)

Unaudited Notes to Condensed Interim Financial Statements

(expressed in Canadian dollars)

Financial instruments

The classification of financial instruments as at November 30, 2011 and as at February 28, 2011 is summarized as follows:

					As at November 30, 2011
					Carrying value	Fair value
	At fair value through profit or loss	Available-for-sale	Loans and receivables	Financial liabilities at amortized cost	Total	Total
	$	$	$	$	$	$
Financial assets
Cash	-	-	5,108,381	-	5,108,381	5,108,381
Short-term investments	891,845	37,272,808	-	-	38,164,653	38,164,653
Other amounts receivable	-	-	140,235	-	140,235	140,235
	891,845	37,272,808	5,248,616	-	43,413,269	43,413,269

Financial liabilities
Accounts payable and accrued
liabilities	-	-	-	1,536,525	1,536,525	1,536,525

					As at February 28, 2011
					Carrying value	Fair value
	At fair value through profit or loss	Available-for-sale	Loans and receivables	Financial liabilities at amortized cost	Total	Total
	$	$	$	$	$	$
Financial assets
Cash	-	-	11,619,832	-	11,619,832	11,619,832
Short-term investments	989,277	33,221,034	-	-	34,210,311	34,210,311
Other amounts receivable	-	-	32,977	-	32,977	32,977
	989,277	33,221,034	11,652,809	-	45,863,120	45,863,120

Financial liabilities
Accounts payable and accrued
liabilities	-	-	-	2,196,279	2,196,279	2,196,279

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VIRGINIA MINES INC.

(an exploration company)

Unaudited Notes to Condensed Interim Financial Statements

(expressed in Canadian dollars)

Other amounts receivable and accounts payable and accrued liabilities are financial instruments whose carrying value approximates their fair value due to their short-term maturity. Cash is measured at fair value.

The fair value of available-for-sale short-term investments is established using the bid price on the most beneficial active market for these instruments that is readily available to the Company. When a bid price is not available, the Company uses the closing price of the most recent transaction on such instrument.

The fair value of the short-term investments at fair value through profit or loss is established in a manner similar to available-for-sale short-term investments.

Other information

As at November 30, 2011, gross unrealized losses on available-for-sale securities totalled $273,015 ($98,694 as at February 28, 2011). Of this sum, an amount of $25,091 ($25,772 as at February 28, 2011) is related to bonds and results from changes in market interest rates and not to deterioration in the creditworthiness of issuers. The balance of $247,924 ($72,922 as at February 28, 2011) related to common shares is mainly explained by fluctuation of prices in the market. The Company has the ability and intent to hold these securities for a period of time sufficient to allow for recovery in fair value. It believes that the gross unrealized losses are temporary in nature.

The total interest income for financial assets that are not classified as at fair value through profit or loss for the three-month and nine-month periods ended November 30, 2011 are $146,000 and $454,000, respectively ($123,000 and $344,000 for the three-month and nine-month periods ended November 30, 2010).

Commitments

The Company is committed to incurring exploration expenses of $2,500,000 by December 31, 2012 and transferring these expenditures to the subscribers of its flow-through share underwriting completed on February 25, 2011. As at November 30, 2011, the Company has fulfilled its commitment regarding the exploration expenses.

The Company also committed to incurring exploration expenses of $3,000,000 by December 31, 2012 and transferring these expenditures to the subscribers of its flow-through share underwriting completed on June 28, 2011. As at November 30, 2011, the Company has fulfilled its commitment regarding the exploration expenses.

The Company also committed to incurring exploration expenses of $3,000,000 by December 31, 2012 and transferring these expenditures to the subscribers of its flow-through share underwriting completed on September 27, 2011. As at November 30, 2011, the Company has expensed $780,237.

Comparative figures

Certain comparative figures have been reclassified to conform with the current period presentation.

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VIRGINIA MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE-MONTH PERIODS ENDED NOVEMBER 30, 2011

SCOPE OF MANAGEMENT’S FINANCIAL ANALYSIS

The following analysis should be read in conjunction with the unaudited financial statements of Virginia Mines Inc. (the "Company") and the accompanying notes for the three-month and nine-month periods ended November 30, 2011 and 2010. The reader should also refer to the annual Management’s Discussion and Analysis of financial position as at February 28, 2011, and results of operations, including the section describing the risks and uncertainties.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements reflecting management’s expectations with respect to future events. Such forward-looking statements are dependent upon a certain number of factors and are subject to risks and uncertainties. Actual results may differ from those expected.

NATURE OF ACTIVITIES

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company specializes in searching for gold and base metal deposits in mostly unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Archaean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of explicit agreements governing the access to the territory. The Company is among the most active exploration companies in Quebec with a large portfolio of properties.

EXPLORATION ACTIVITIES

Summary of Activities

During the three-month period ended November 30, 2011, exploration costs rose to $1,796,000 compared to $1,699,000 for the corresponding period of the preceding year. The Company’s cumulative exploration costs for the first nine months of the current year totalled $8,682,000 compared to $6,896,000 for the same period in 2010. During the recent quarter the Company was mainly active on the Nichicun, Lac Pau, Poste Lemoyne Extension, and Baie Payne projects.

NICHICUN PROPERTY

The Company pursued and completed a program that consisted of prospecting, geological mapping, and mechanical stripping on the Nichicun property that it owns 100%. The property is located in the area of the Dalmas Lake, about 50 kilometres south of the Trans-Taïga road, James Bay. Recent work was mostly concentrated in the northeast extension of the Portageur area where a few new promising discoveries were made. New outcrops of sediments mineralized in disseminated arsenopyrite, similar to the Portageur zone, yielded values of up to 4.9 g/t Au in selected samples. These new mineralized outcrops, which are followed sporadically over nearly 200 metres laterally, are located about 300 metres to the northeast of the Portageur showing. Three channels done in this new zone yielded 1.22 g/t Au over 8 metres (including 3.44 g/t Au over 2 metres), 0.45 g/t Au over 5 metres and 1.47 g/t Au over 2 metres. The Portageur zone and its northeast extension now form an auriferous corridor followed over more than 600 metres laterally within altered sediments. That new auriferous corridor remains open at both ends.

22 | Page

A diamond drilling program of 3,000 metres is foreseen on the Nichicun project in 2012 to test the Portageur auriferous corridor as well as many other geophysical and geological targets.

During the recent quarter the Company spent $375,000 on the Nichicun property.

LAC PAU PROPERTY

The Company and its partner IAMGOLD Corporation (“IAMGOLD”) completed its summer-fall 2011 surface exploration program on the Lac Pau project, located in the north part of the Caniapiscau Reservoir in James Bay. As per the agreement entered into on June 22, 2011, IAMGOLD has the option of acquiring a 50% undivided interest in the Lac Pau property in consideration of cash payments totalling $130,000 and $6 million in exploration work to be carried out in the next seven years. The Company is the operator of the project.

Summer-fall 2011 work included detailed geological mapping on the cut grid and limited prospecting and geological reconnaissance outside the grid. A high-resolution, heliborne magnetic survey was also carried out and geological synthesis work was initiated. Work outlined two new sectors of interest along the Lac Pau auriferous corridor. The first sector, located 800 metres southwest of the Hope showing, is highlighted by a large erratic block (3m x 3m x 3m), which returned 7.91 g/t Au from a representative selected sample. The whole block consists of highly-altered tonalite (silicification) mineralized with 3% pyrrhotite and 1% finely disseminated pyrite. The source of this very angular bloc is most probably local and is situated in the vicinity of an IP anomaly that is followed over more than 800 metres to the northeast, up to the Hope showing. The second sector of interest is located between 1 and 1.6 kilometres south-southwest of the Beausac-2 showing. In this second sector, six samples collected on mineralized outcrops of tonalite (2% disseminated pyrite) yielded gold values varying from 0.55 to 4.09 g/t Au and a small erratic block (40cm x 40cm x 40cm) of the same type returned 8.73 g/t Au.

The high-resolution, magnetic survey allowed interpreting the continuity of the Lac Pau auriferous corridor beyond its known limits over several additional kilometres to the northwest due to its particular magnetic signature. In what is interpreted to be its extension, the corridor appears to form large northwest-southeast axial plan folds of pluri-kilometric range. Two anomalous samples collected during previous work are located along the interpreted extension of the Lac Pau auriferous corridor and yielded 1.75 g/t Au and 17 g/t Au, respectively.

Geological synthesis work is still ongoing and a new phase of exploration is foreseen for the winter of 2012. Work will consist of about 3,000 metres of diamond drilling to test mainly the Lac Pau auriferous corridor. Another high-resolution, magnetic survey will also be carried out and will cover the remaining untested part of the Lac Pau property. Another phase of work, which will include prospecting, geological mapping, and till sampling, is already planned and will be carried out in the summer of 2012.

During the recent quarter IAMGOLD spent $251,000 on the Lac Pau property (excluding fees invoiced by the Company).

POSTE LEMOYNE EXTENSION PROPERTY

During the recent quarter the Company completed surface work on the Poste Lemoyne Extension property, which is located 10 kilometres in the James Bay region, west of the Hydro-Québec Poste Lemoyne substation, along the Trans-Taïga road. The property consists of 605 map-designated claims covering 30,964.78 hectares. The claims are held 100% by the Company, but the 112 claims acquired before October 2005 are subject to a 1% NSR to Globestar Mining Company. The Company may buy back half of this NSR (0.5%) for $500,000.

Work was concentrated in the west portion of the property where several new gold showings were discovered in 2009 and 2010, including the David showing (up to 1.74 g/t Au over 5.8 metres in channel and 6.68 g/t Au over 3 metres in drilling) and the SLTV showing (18.34 g/t Au in selected samples, and 5.59 g/t Au over 1.95 metres in channel). Work included geological reconnaissance and prospecting, geochemical surveys, and mechanical stripping and channel sampling.

Work led to the discovery of a new promising gold showing 400 metres southeast of SLTV. The Charlie showing is exposed over 10 metres by 20 metres and consists of a network of quartz veins and veinlets with traces of sulphides within a pyroxenitic intrusive also containing centimetric tonalite fragments. Veins with a thickness varying from 5 to 50 centimetres

23 | Page

are oriented between N20° and N80°. Despite the small amount of sulphides observed in these veins, grab samples collected to characterize them yielded values from 1.2 g/t Au to 40 g/t Au. Channels completed over the entire vein network also yielded encouraging results. The best results included 3.68 g/t Au over 5 metres; 3.59 g/t Au over 4 metres; 14.55 g/t Au over 1 metre; 7.64 g/t Au over 0.85 metre; and 6.95 g/t Au over 1 metre. The four other channel results varied from 1.34 g/t Au over 1 metre to 3.93 g/t Au over 1.4 metres.

Many new gold showings were also discovered for a distance of nearly two kilometres in the east extension of the David area. These showings yielded between 500 and 5,140 ppb Au in selected samples and most of them are associated with zones of disseminated sulphides within the same porphyric diorite intrusive, which is the host to the David showing located further west on the grid. These new showings demonstrate yet again the fertile nature of the David area and more particularly of the porphyric diorite intrusive within which gold showings are now known over more than four kilometres.

A diamond drilling program of about 1,500 metres is planned for the winter of 2012 in order to evaluate in detail the potential of the Charlie showing and the David area.

During the recent quarter the Company spent $256,000 on the Poste Lemoyne Extension property.

BAIE PAYNE PROPERTY

During the recent quarter the Company and its partner Anglo American Exploration (Canada) Ltd. (« AAEC »), which is a subsidiary of Anglo American plc, conducted a vast heliborne magnetic survey totalling more than 13,000 kilometres on the Baie Payne nickeliferous project. The property, located to the north of the Kangirsuk village, on the west shore of the Ungava Bay, covers important mafic/ultramafic complexes containing forty or so Ni-Cu showings grading up to 6.5% Ni. As per an agreement entered into on March 10, 2011, the Company transferred to AAEC a 50% undivided participation in the mining claims and other mineral tenements comprising the Baie Payne property. To maintain its undivided participating interest, AAEC must fund an aggregate of $4 million in expenditures over a six-year period. AAEC may, at its sole discretion, accelerate such funding. The Company is the operator during that period.

The magnetic survey will allow refining the geological interpretation of the fertile units at surface and at depth and will help guiding next exploration work on the property. A TDEM-type, electromagnetic geophysical survey will be extended to cover all fertile rocks during the next work program to occur in the winter of 2012.

During the recent quarter AAEC spent $670,000 on the Baie Payne property (excluding fees invoiced by the Company).

PARTNERSHIPS

On December 1, 2011, the Company announced that it has entered into an agreement with AAEC, whereby the Company transfers to AAEC a 50 per cent undivided interest in the 469 mining claims comprising the Ashuanipi property, which covers 23,884 hectares and is situated south-east of the Caniapiscau reservoir, in the James Bay territory, province of Quebec. To maintain its 50% undivided interest in the Ashuanipi property, AAEC must fund an aggregate of $5 million in expenditures over a five-year period. AAEC may, at its sole discretion, accelerate such funding. The Company will be the operator.

The Ashuanipi property lies within the Caniapiscau lithotectonic division of the Ashuanipi high metamorphic-plutonic complex. The Caniapiscau domain is distinguished from other divisions of the Ashuanipi Complex by the presence of large, well-preserved volcano-sedimentary sequences and by the lower grade metamorphic facies (amphibolite). Reconnaissance work carried out by the Company between 2007 and 2011 allowed discovering several significant showings mineralized with Au-Cu-Mo-Ag and with Cu-Zn-Au-Ag thus forming a mineralized corridor extending over more than eight kilometres on the south portion of the Ashuanipi property. This eight-kilometre-long mineralized trend is still almost untested and remains open at both ends. A major exploration program consisting of prospecting and mechanical stripping is scheduled in 2012 to evaluate in detail the true potential of this newly-defined mineralized system.

OUTLOOK FOR THE NEXT QUARTER

In addition to exploration planned on the above projects (Nichicun, Lac Pau, Poste Lemoyne Extension, Baie Payne, and Ashuanipi), the Company will also be active on several of its other projects during the next quarter.

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The Company will carry out, in the winter of 2012, $3 million in exploration work on the Coulon property. Work will consist of 12,000 metres of diamond drilling as well as heliborne geophysical surveys (high definition magnetic) and borehole geophysics (InfiniTEM). The holes will test mainly the extensions of lenses 223, 08, Spirit, 44, and 201 as well as many geophysical targets within the favourable volcanic stratigraphy. The Company is hoping in this way to significantly increase the resources on the Coulon project, which currently stand at 3,675,000 tonnes at an average grade of 3.61% Zn, 1.27% Cu, 0.4% Pb, 37.2 g/t Ag, and 0.25 g/t Au in the indicated category, and 10,058,000 tonnes at an average grade of 3.92% Zn, 1.33% Cu, 0.19% Pb, 34.5 g/t Ag, and 0.18 g/t Au in the inferred category.

The Company and its partner Quadra FNX Mining Ltd. (“Quadra FNX”) will carry out, in the winter of 2012, work that will include a TDEM electromagnetic geophysical survey as well as diamond drilling of about 5,000 metres on the Lac Gayot nickeliferous property. Drilling will test mainly the extensions of the Nancy, Nancy Est, and Gagnon mineralized zones as well as many other geophysical targets on the property.

The Company has also planned a 3000-metre diamond drilling program on its La Grande Sud property during the winter of 2012. This programme will focus at testing the depth extension of the auriferous zone 32.

Limited winter exploration work including induced polarisation surveys will be forthcoming on the Trieste, Éléonore Régional, and Anatacau-Wabamisk properties they will be the object.

SELECTED FINANCIAL INFORMATION

	Three-Month Periods Ended		Nine-Month Periods Ended
	November 30, 2011 $	November 30, 2010 $	November 30, 2011 $	November 30, 2010 $
Expenses	1,210,000	782,000	3,770,000	3,587,000
Other income	322,000	317,000	1,145,000	876,000
Net loss	(357,000)	(258,000)	(1,007,000)	(745,000)
Basic and diluted net loss per share	(0.011)	(0.009)	(0.032)	(0.025)

RESULTS OF OPERATIONS

COMPARISON BETWEEN THE THREE-MONTH AND NINE-MONTH PERIODS ENDED NOVEMBER 30, 2011 AND 2010

Expenses

For the three-month and nine-month periods ended November 30, 2011, expenses totalled $1,210,000 and $3,770,000, respectively, representing increases of $428,000 and $183,000 compared to the corresponding periods of last year. Variations are detailed below.

For the three-month and nine-month periods ended November 30, 2011, salaries totalled $207,000 and $616,000, respectively, representing increases of $9,000 and $26,000 compared to the corresponding periods of last year. The variations result mainly from an annual salary increase paid to the employees of the Company.

For the current period, professional and maintenance fees totalled $64,000, representing a decrease of $6,000 compared to the corresponding period of last year, and for the nine-month period ended November 30, 2011, they totalled $238,000, representing an increase of $27,000 compared to the corresponding period of the previous year, which results mainly from costs related to IFRS consultation and other miscellaneous consulting services.

Rent, office expenses and other totalled $469,000 for the current period compared to $152,000 for the same period of the preceding year, representing an increase of $317,000 that results mainly from a donation of $250,000 to the Department of Geology of Université Laval in Quebec City as well as an increase in publicity and sponsorships expenses. For the nine-month period ended November 30, 2011, expenses amounted to $865,000 compared to $445,000 for the corresponding period of the preceding year, representing an increase of $420,000 mainly related to donations, publicity, sponsorships, and sustainable development expenses.

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Stock-based compensation totalled $713,000 for the nine-month period ended November 30, 2011, compared to $1,614,000 for the corresponding periods of the preceding year. In the current year the Company accounted for one grant of stock options compare to three grants in the comparative period of last year.

For the three-month and the nine-month periods ended November 30, 2011, general exploration costs increased by $58,000 and $238,000, respectively, compared to the same periods of last year. During the current year, the Company assigned a higher budget to prospecting of new exploration targets on the James Bay territory.

For the three-month and nine-month periods ended November 30, 2011, write-offs of properties totalled $197,000 and $687,000, respectively. In the current period, the Company proceeded with a write-off of $89,000 on the Sakami property and a partial write-off of $64,000 on the Éléonore Régional property. For the three-month and nine-month periods of the preceding year, write-offs totalled $170,000 and $307,000, respectively.

Other Income

For the three-month period ended November 30, 2011, other income totalled $322,000 compared to $317,000 for the corresponding period of the preceding year, representing an increase of $5,000. For the nine-month period ended November 30, 2011, other income totalled $1,145,000 compared to $876,000 for the same period of the preceding year, representing an increase of $269,000. Variations are detailed below.

For the current period, dividends and interest income totalled $214,000, representing a decrease of $5,000 compared to the same period of the preceding year. For the nine-month period ended November 30, 2011, dividends and interest income totalled $746,000, an increase of $123,000 compared to the same period of the preceding year. The increase is mainly due to a higher level in cash flows and fixed income investments and to a slight increase in interest rates on bonds held by the Company.

Fees invoiced to partners during the current quarter totalled $100,000, representing an increase of $61,000 from the corresponding period of the preceding year. For the nine-month period ended November 30, 2011, fees invoiced to partners totalled $355,000 compared to $156,000 for the same period of last year. The increases are due to the significant partnership exploration work done during the current year with our new partners AAEC, IAMGOLD and Quadra FNX.

During the nine-month period ended November 30, 2011, the Company recognized a gain of $117,000 on sale of available-for-sale investments compared to a loss of $26,000 for the preceding comparative period. The variation results mainly from the sale of bonds that occurred during the current year.

There were no gains or losses on investments designated as held for trading during the current year. For the three-month and the nine-month periods ended November 30, 2010, the Company recognized a gain of $7,000 and a loss of $82,000, respectively, which were due mainly to the fair value revaluation of a derivative financial instrument.

For the three-month period ended November 30, 2011, the Company recognized a loss on investments designated as held for trading of $2,000 compared to a gain of $42,000 for the same period of the preceding year. For the nine-month period ended November 30, 2011, a loss of $62,000 was accounted for compared to a gain of $196,000 for the same period of the preceding year. Current year losses result from the fair value revaluation of the Company’s convertible debentures. Gains recorded during the precedent year were due mainly to the fair value revaluation of the Company’s asset-backed commercial paper (“ABCP”) and to a gain on principal repayment on ABCP.

Deferred Tax Recovery

For the three-month period ended November 30, 2011, the Company recognized a $532,000 deferred tax recovery compared to $207,000 for the same quarter of the preceding year. The variation results mainly from an increase of the renunciation of the resource expenditure deductions in favour of investors with respect to a flow-through financing. For the nine-month period ended November 30, 2011, the Company recognized a $1,618,000 deferred tax recovery compared to $1,966,000 for the same period of the preceding year. The variation is explained mainly by the recognition of a future income tax liability related to mining properties.

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Net Loss

In light of the above, the Company posted a net loss of $357,000 for the three-month period ended November 30, 2011, compared to $258,000 for the same period of the preceding year.

For the nine-month period ended November 30, 2011, the Company posted a net loss of $1,007,000 compared to $745,000 for the corresponding period of the preceding year.

OTHER INFORMATION

	Balance sheets as at
	November 30,	February 28,
	2011	2011
	$	$
Working capital	43,606,000	45,032,000
Mining properties	45,310,000	37,602,000
Total assets	92,382,000	86,018,000
Shareholders’ equity	85,003,000	80,336,000

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payments will depend on the Company’s financial needs to fund its exploration programs and its future financial growth, and any other factor that the board deems necessary to consider in the circumstances. It is highly unlikely that dividends will be paid in the near future.

LIQUIDITY AND FINANCING

As at November 30, 2011, cash amounted to $5,108,000 compared to $11,620,000 as at February 28, 2011. As at November 30, 2011, the Company’s working capital decreased by $1,426,000 to reach $43,606,000. The decrease is explained mainly by an increase in exploration work paid in the current year.

From management’s point of view, the working capital as at November 30, 2011, will cover current expenditures and exploration costs for a minimum period of 12 months. However, the Company may, from time to time, when market and financing conditions are favourable, proceed with fundraising to fund exploration of its most important mining projects.

Operating Activities

For the current quarter cash flows provided from operating activities totalled $212,000 compared to cash flows used in operating activities of $237,000 for the same period of the preceding year. The increase results mainly from the favourable change in accounts payable related to partners, which is offset by a $250,000 donation to the Department of Geology of Université Laval in Quebec City. For the nine-month period ended November 30, 2011, cash flows provided from operating activities totalled $107,000 compared to $155,000 for the same period of the preceding year. The decrease results mainly from the $250,000 donation, which is offset by the change in accounts payable and other receivable amounts related to partners.

Financing Activities

Cash flows provided from financing activities for the quarter ended November 30, 2011, amounted to $3,192,000 compared to $3,101,000 for the same period of the preceding year. On September 27, 2011, the Company completed a private placement of 200,000 flow-through common shares at a price of $15.00 per share for gross proceeds of $3,000,000. During the same quarter of the preceding year, the Company also completed a $3,000,000 flow-through financing.

For the nine-month period ended November 30, 2011, cash flows provided from financing activities totalled $6,570,000 compared to $6,009,000 for the same period of the preceding year. During the current year the Company completed two flow-through private placements for gross proceeds of $6,000,000 compared to $5,500,000 for the preceding year.

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Investing Activities

For the three-month period ended November 30, 2011, cash flows used in investing activities totalled $10,112,000 compared to $5,742,000 for the same period of the preceding year.

For the nine-month period ended November 30, 2011, cash flows used in investing activities totalled $13,188,000 compared to $15,660,000 for the same period of the preceding year.

The Company’s investing activities consist mainly of acquisition of mining properties, capitalization of exploration costs as well as buying and selling of short-term investments.

For the quarter ended November 30, 2011, short-term investment acquisition required funds of $7,702,000 compared to $4,155,000 for the same period of the preceding year. The increase is due to significant transfer of cash flow in short-term investments following a flow-through financing that occurred early in the current quarter. For the nine-month period ended November 30, 2011, short-term investment acquisition required funds of $4,443,000 compared to $8,619,000 for the same period of the preceding year. The decrease is attributable to a significant transfer of cash flow in short-term investments that occurred in the first quarter of the preceding year.

For the three-month and nine-month periods ended November 30, 2010, the Company cashed $29,000 and $124,000, respectively, following principal repayments on MAV 3 notes.

The acquisition of mining properties and the capitalization of exploration costs required disbursements of $2,406,000 for the current period compared to $2,318,000 for the same period of the preceding year. For the nine-month period ended November 30, 2011, disbursements totalled $9,426,000 compared to $7,818,000 for the same period of the preceding year. The increase results mainly from important drilling programs conducted early in the current year.

QUARTERLY INFORMATION

The information presented thereafter details the total expenses, other income, overall net earnings (net loss), and the net earnings (net loss) per participating share for the last eight quarters.

Period			Net Earnings	Net Earnings (Net Loss) per Share
Ended	Expenses	Other Income	(Net Loss)	Basic	Diluted
	$	$	$
11-30-2011	1,210,000	322,000	(357,000)	(0.011)	(0.011)
08-31-2011	1,556,000	465,000	(921,000)	(0.030)	(0.030)
05-31-2011	1,003,000	358,000	271,000	0.009	0.009
02-28-2011	2,313,000	156,000	(986,000)	(0.032)	(0.032)
11-30-2010	782,000	317,000	(258,000)	(0.009)	(0.009)
08-31-2010	2,113,000	395,000	(765,000)	(0.025)	(0.025)
05-31-2010	692,000	165,000	278,000	0.009	0.009
02-28-2010	497,000	532,000	1,101,000	0.037	0.037

Analysis of Quarterly Results

As the Company’s business is in the mining exploration field, it receives no earnings from operations. Quarterly changes in other income have no specific trend except for interest and dividend income that go along with the working capital value and the change in the bond market interest rates. Gains on sale of investments or mining properties may vary considerably from one quarter to another. Fees invoiced to partners vary according to agreements and budgets in connection with these agreements. There is no trend to be observed.

CONTRACTUAL OBLIGATIONS

There was no material change in the Company’s contractual obligations.

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OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During the three-month period ended November 30, 2011, rent, office expenses and other required disbursements of $58,000 compared to $54,000 for the same period of the preceding year. Since the beginning of the current year, disbursements totalled $170,000 compared to $162,000 for the same period of the preceding year. These amounts have been paid to companies owned by directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Rent stands for the rental of office space, and office expenses include all Company’s administrative expenses related to employees offering services to the Company.

CARRYING VALUE OF MINING PROPERTIES

At the end of each quarter, exploration work is reviewed to evaluate the potential of each mining property. Following this analysis, write-offs are recorded when required.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our condensed interim financial statements have been prepared in accordance with the IFRS applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting.

Reconciliations prepared in accordance with IFRS 1, First-Time Adoption of International Financial Reporting Standards, are provided in note 3 to the unaudited interim financial statements for the quarter ended November 30, 2011. The IFRS 1 reconciliations for the first quarter of 2012, year ended February 28, 2011, and opening IFRS balance sheet as at March 1, 2010, are included in note 4 to the Company’s 2012 first unaudited interim financial statements.

Estimates, assumptions and judgements are continually evaluated by the Company and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

FUTURE ACCOUNTING CHANGES NOT YET ADOPTED

In June 2011, the International Accounting Standards Board (“IASB”) amended IAS 1, Financial Statement Presentation. The amendment to IAS 1 requires entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be recycled to the statement of earnings in the future. Items that will not be recycled such as remeasurements resulting from amendments to IAS 19 will be presented separately from items that may be recycled in the future, such as deferred gains and losses on cash flows hedges. The amendment is effective for annual periods beginning on or after July 1, 2012. Early adoption is permitted and full retrospective application is required. Management does not expect the standard to have a significant impact on the Company's financial statements.

IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income (loss). Where such equity instruments are measured at fair value through other comprehensive income (loss), dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

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Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income (loss).

In May 2011, IASB issued a group of new standards that address the scope of the reporting entity: IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, and IFRS 13, Fair Value Measurement.

IFRS 10 replaces all of the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control so that the same criteria are applied to all entities to determine control focusing on the need to have both power and variable returns before control is present. Power is the current ability to direct the activities that significantly influence returns. Returns must vary and can be positive, negative or both. The renamed IAS 27 continues to be a standard dealing solely with separate financial statements and its guidance is unchanged.

IFRS 11 has changed the definitions of joint arrangements reducing the types of joint arrangements to two: joint operations and joint ventures. The existing policy choice of proportionate consolidation for jointly controlled entities has been eliminated. Equity accounting is mandatory for participants in joint ventures. Entities that participate in joint operations will follow accounting much like that for joint assets or joint operations today.

IFRS 12 sets out the required disclosures for entities reporting under IFRS 10 and IFRS 11. IFRS 12 requires entities to disclose information that helps financial statement readers to evaluate the nature, risks and financial effects associated with the entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities.

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

These standards are required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of these standards or determined whether it will adopt the standards early.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares, without par value. As at January 12, 2012, a total of 31,519,443 shares were outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at January 12, 2012, a total of 1,865,750 stock options were outstanding. The expiry dates vary from April 6, 2016 to July 15, 2021.

Also as at January 12, 2012, a total of 36,857 warrants were outstanding and their expiry dates are February 25, 2012, June 28, 2012 and September 27, 2012.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with IFRS in its financial statements. The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls over financial reporting to the issuers. They established the internal control over financial reporting or had it established under their supervision in order to obtain reasonable assurance about the reliability of the financial reporting and to make sure that the financial statements were being prepared in accordance with IFRS.

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The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were changes to ICFR during the quarter ended November 30, 2011, that have materially affected, or that are reasonably likely to materially affect ICFR. No such changes were identified through their evaluation.

RISK FACTORS AND UNCERTAINTIES

There have been no significant changes in the risk factors and uncertainties the Company is facing, as described in the Company’s annual Management's Discussion and Analysis as at February 28, 2011.

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

This Management’s Discussion and Analysis has been prepared as at January 12, 2012. Additional information on the Company is available through regular filings of press releases, reports on significant changes, financial statements, circulars, and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond	(s) Robin Villeneuve
President and CEO	Chief Financial Officer

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FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, André Gaumond, President and Chief Executive Officer of Virginia Mines Inc., certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Virginia Mines Inc. (the “issuer”) for the interim period ended November 30, 2011.

2.

No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings:

a.

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

i.

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1

Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is that of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2

ICFR – material weakness relating to design: N/A.

5.3

Limitation on scope of design: N/A.

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning September 1, 2011, and ended November 30, 2011, that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

January 12, 2012

/s/ André Gaumond

André Gaumond

President and Chief Executive Officer

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FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Robin Villeneuve, Chief Financial Officer of Virginia Mines Inc., certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Virginia Mines Inc. (the “issuer”) for the interim period ended November 30, 2011.

2.

No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings:

a.

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

i.

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1

Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is that of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2

ICFR – material weakness relating to design: N/A.

5.3

Limitation on scope of design: N/A.

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning September 1, 2011, and ended November 30, 2011, that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

January 12, 2012

/s/ Robin Villeneuve

Robin Villeneuve

Chief Financial Officer

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